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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    IBP, INC.
                            (Name of Subject Company)

                                    IBP, INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)

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                                    449223106
                      (CUSIP Number of Class of Securities)

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                              SHEILA B. HAGEN, ESQ.
                                 General Counsel
                                    IBP, inc.
                             800 Stevens Port Drive
                             Dakota Dunes, SD 57049
                            Telephone: (605) 235-2061

   (Name, Address and Telephone Number of Person authorized to Receive Notice and Communication on behalf of the Person(s) Filing Statement)

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                                 With a copy to:

                              SETH A. KAPLAN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.     SUBJECT COMPANY INFORMATION.

      The name of the subject company is IBP, inc., a Delaware corporation ("IBP" or the "Company"). The principal executive offices of the Company are located at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The Company's business telephone number is (605) 235-2061. The class of equity securities to which this statement relates is the common stock, par value $0.05 per share, of the Company (the "IBP Common Stock"). As of December 15, 2000 there were outstanding 105,621,146 shares of IBP Common Stock.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

      The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

      This Statement relates to the offer to purchase up to 50.1% of the outstanding shares of IBP Common Stock (the "Shares") which is described in a Tender Offer Statement on Schedule TO (the "Schedule TO") of Lasso Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson"), filed with the Securities and Exchange Commission (the "Commission") on December 12, 2000. According to the Schedule TO, the Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000, and in the related Letter of Transmittal (together, the "Tyson Offer"), to purchase up to the number of Shares that represent, together with the Shares owned by Tyson, 50.1% of outstanding Shares for $26.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price").

      As set forth in the Schedule TO, the principal executive offices of the Purchaser and Tyson are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as described (i) in this Statement, (ii) on pages 4 through 14 of IBP's Proxy Statement (the "2000 Proxy Statement"), dated March 20, 2000, sent by IBP to its shareholders in connection with its 2000 Annual Meeting of Shareholders, which is attached to the Statement filed with the Commission as Exhibit (e)(1) and incorporated herein by reference, and (iii) on pages 41 through 47, pages 56 through 63, and pages 75 through 87 of IBP's Preliminary Proxy Statement (the "Preliminary Proxy Statement"), filed with the Commission on November 28, 2000, which is attached to the Statement filed with the Commission as Exhibit (e)(2) and incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between IBP or its affiliates and (1) its executive officers, directors or affiliates or (2) Tyson or the Purchaser, or any of their respective executive officers, directors or affiliates.

      If the directors and executive officers of the Company who own Shares tender their Shares in the Tyson Offer or their Shares are acquired in the Tyson Merger (as


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defined below), they will receive the Offer Price for their Shares on the same terms and conditions as the other public shareholders. As of November 17, 2000, the directors and executive officers of the Company beneficially owned in the aggregate 1,207,667 Shares and, if they tender all of their Shares in the Tyson Offer, they will receive payment for their Shares in the same manner and to the same extent as other shareholders of the Company.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      (a)   Solicitation Recommendation.

      The Special Committee of the Board of Directors (the "Special Committee") recommends that IBP shareholders take no action with respect to the Tyson Offer at this time.

      (b)   Reasons.

      On October 2, 2000, the Company and Donaldson, Lufkin & Jenrette, Inc. ("DLJ") jointly announced that Rawhide Holdings Corporation ("Rawhide"), a wholly-owned subsidiary of DLJ Merchant Banking Partners III, L.P., a private equity fund affiliated with DLJ, had entered into an Agreement and Plan of Merger (the "Rawhide Agreement") with IBP and Rawhide Acquisition Corporation, pursuant to which Rawhide would acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive $22.25 in cash.

      On October 27, 2000, Brandes Investment Partners, L.P., Brandes
Investment Partners Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn
R. Carlson and Jeffrey A. Busby, together the holders of 9.12% of the outstanding Shares (the "Brandes Group"), disclosed in a public filing with the SEC their intention to vote against the merger proposed by the Rawhide Agreement and to consider asserting their appraisal rights under Delaware law. In their filing, the Brandes Group stated that they would continue to analyze the Rawhide merger proposal as well as the structure and markets of IBP and that they may engage in discussions with other IBP shareholders or third parties to explore other options, consider participation in shareholder actions or discuss possible changes to the Rawhide merger proposal with third parties, IBP or members of the Rawhide buyout group.

      On November 13, 2000, Smithfield Foods, Inc. ("Smithfield") announced in a public filing with the SEC its offer to acquire the outstanding Shares for $25 a share payable in Smithfield common stock, subject to a maximum exchange ratio of
 .878 and minimum exchange ratio of .719 (the "Smithfield Merger"). Also, on November 13, 2000, the Special Committee announced that Smithfield's offer met the applicable threshold under the Rawhide Agreement and that it would begin discussions with Smithfield. The Special Committee indicated in a letter to Smithfield dated November 13, 2000, that it was particularly concerned with potential regulatory issues as well as the "collar" on the exchange ratio in Smithfield's offer. Thereafter, on November 16, 2000, the Company and Smithfield announced that they had entered into a confidentiality




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agreement, pursuant to which Smithfield is prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Smithfield beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances. On December 8, 2000, Smithfield delivered a form of merger agreement to the Company.

      On November 22, 2000 John Tyson, Chairman, President and Chief Executive Officer of Tyson, contacted Richard Bond, President of the Company, and inquired as to whether Robert Peterson, IBP's Chairman and Chief Executive Officer, might be willing to meet with him as well as other senior Tyson executives. Mr. Bond and Mr. Peterson agreed, and as a result, John Tyson and other senior Tyson executives met with Mr. Peterson and Mr. Bond on November 24, 2000, during which Tyson discussed generally its interest in a possible business transaction with the Company. Mr. Bond and Mr. Peterson referred them, during the discussions, to the Special Committee.

      On December 4, 2000, Tyson sent a letter to the Special Committee in which it proposed that Tyson would acquire all outstanding common stock of IBP in a two-step merger pursuant to a definitive agreement in which IBP stockholders receive cash and Tyson Class A Common Stock valued at $26.00 for each Share. To effect the transaction, Tyson would first commence a cash tender offer for 50.1% of the outstanding Shares. After conclusion of the tender offer, Tyson would effect a merger in which each remaining Share would be converted into $26.00 of Tyson Class A Common Stock, subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per Share (the "Tyson Merger").

      Tyson said its transaction is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code such that the stock portion of consideration would be tax-free to IBP stockholders, and that they expect IBP employee stock options would be converted into Tyson's stock options on a basis consistent with the overall valuation received by IBP stockholders in the second-step merger portion of the transaction.

      Tyson stated that its proposal is subject to completion of a quick, confirmatory due diligence review and negotiation of a definitive merger agreement.

      On December 4, the Special Committee sent John Tyson a letter in which it indicated that it had determined that Tyson's proposal met the applicable threshold under the Rawhide Agreement and that the Special Committee was therefore prepared to enter into discussions with Tyson regarding its proposal.

      The Special Committee stated that a key point of concern with respect to the Tyson proposal was the "collar" on the exchange ratio, noting that subsequent to Tyson's announcement of its proposal, Tyson's stock traded below the lower end of the proposed collar. The Special Committee also indicated that it was interested in discussing the regulatory and political implication of Tyson's proposal, and hearing Tyson's strategy for addressing any issues that may arise in that regard.




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      On December 4, 2000, the Company and Tyson entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which Tyson is prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances.

      On December 11, 2000, Tyson announced its intention to commence the Tyson Offer. Tyson also delivered a form of merger agreement to the Company.

      Due diligence and negotiations continue with each of Smithfield and Tyson regarding their respective proposals. The Special Committee is hopeful that this process will result in improvements in the terms proposed by each of Smithfield and Tyson. For that reason, the Special Committee is recommending that IBP shareholders take no action with respect to the Tyson Offer at the current time. In addition, the Special Committee notes that the Tyson Offer by its terms is conditioned upon IBP entering into a merger agreement and Tyson being satisfied that the provisions of Section 203 of the Delaware General Corporation Law do not apply to or otherwise restrict the Tyson Offer or Tyson Merger.

      (c)   Intent to Tender.

      To the knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns shares of IBP Common Stock presently intends to hold any shares of IBP Common Stock that they own of record or beneficially and has not made a determination as of this time as to whether they intend to tender any such shares in the Tyson Offer. The foregoing does not apply to any shares of IBP Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)   J.P. Morgan Securities Inc.

      Pursuant to an engagement letter dated July 21, 2000, the Company formally retained J.P. Morgan Securities Inc. ("J.P. Morgan") to render financial advisory services to the Company in connection with the Rawhide transaction and certain related matters. Pursuant to its engagement, J.P. Morgan received $1.0 million at the signing of the Rawhide Agreement and will receive an additional $4.0 million upon consummation of a transaction. J.P. Morgan will also be reimbursed for its reasonable expenses. In addition, the Company will indemnify J.P. Morgan and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.




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      (b)   Peter J. Solomon Company Limited.

      Pursuant to an engagement letter dated December 15, 2000, the Company formally retained Peter J. Solomon Company Limited ("Peter J. Solomon") to render financial advisory services to the Company in connection with a possible acquisition of IBP and certain related matters. Pursuant to its engagement, Peter J. Solomon will receive $750,000 on the date on which it delivers a fairness opinion to the Company. Peter J. Solomon will also be reimbursed for its reasonable expenses. In addition, the Company will indemnify Peter J. Solomon and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

      (c)   Corporate Investor Communications, Inc.

      The Company has also retained Corporate Investor Communications, Inc. ("CIC") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Rawhide Agreement and certain related matters. The Company will pay CIC $8,000 and will reimburse CIC for its reasonable out-of-pocket expenses incurred in connection therewith. The Company has also agreed to indemnify CIC against various liabilities relating to its engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Tyson Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      To the knowledge of the Company, except as set forth below, no transactions in the IBP Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

      On October 24, 2000, Larry Shipley, IBP's Chief Financial Officer, exercised options to purchase 420 Shares at an exercise price of $7.50 per Share.

ITEM 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      The Company is engaged now in negotiations which are in the preliminary stages that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the dividend rate or policy, or indebtedness or capitalization of the Company. The Special Committee is of the opinion that additional disclosure of the possible terms or parties would jeopardize the continuation of such negotiations.




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      Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Tyson Offer that relate to one or more events referred to in the first paragraph of this Item 7.

ITEM 8.     ADDITIONAL INFORMATION.

      Between October 2 and November 1, 2000, fourteen actions were filed in the Delaware Court of Chancery entitled: Baruch Mappa v. Richard L. Bond et al., Civil Action No. 18373-NC; Michael Taragin v. Richard L. Bond et al., Civil Action No. 18374-NC; David Shaev v. Rawhide Acquisition Corporation et al., Civil Action No. 18375-NC; Charles Miller v. Richard L. Bond et al., Civil Action No. 18376-NC; Olga Fried v. Richard L. Bond et al., Civil Action No.18377-NC; Peter Robbins v. IBP, inc. et al., Civil Action No. 18382-NC; Jerry Krim and Jeffrey Kassoway v. IBP, Inc., et al., Civil Action No. 18383-NC; Harriet Rand v. Richard L. Bond et al., Civil Action No. 18385-NC, and Albert Ominsky v. Richard L. Bond et al., Civil Action No. 18386-NC; C. Oliver Burt v. Richard L. Bond et al., Civil Action No. 18398-NC; Eric Meyer
v. Richard L. Bond et al., Civil Action No. 18399-NC; Lousie E. Murray v. Rawhide Acquisition Corporation et al., Civil Action No. 18411-NC, Marvin Masel v. Richard L. Bond et al., Civil Action No. 18413-NC and Rocco Landesman v. Richard L. Bond et al., Civil Action No. 18474-NC. On November 13, 2000, the Delaware Court of Chancery entered an order directing the consolidation of these actions into a single action. At a hearing on November 21, 2000, the Delaware Court of Chancery stated that it would designate the Landesman complaint as the consolidated complaint. In addition, one action was filed in the United States District Court for the District of South Dakota on November 8, 2000, entitled Teamsters Local Nos. 175 and 505 Pension Trust Fund v. IBP, inc. et al, Civ. No. 00-4211. The Teamsters action was stayed on December 7, 2000. These actions were filed by persons alleging to be shareholders of IBP. Though the Landesman and Teamsters complaints are not identical, both complaints name as defendants IBP, each of IBP's directors, DLJ and ADM. Seeking to represent a purported class of IBP's shareholders excluding the defendants, plaintiffs in both actions generally allege that IBP's directors, aided and abetted by the other defendants, have breached their fiduciary duties to plaintiffs and the alleged class by (1) agreeing to sell IBP at an inadequate price (2) advancing their personal interests at the expense of IBP's public shareholders and (3) erecting barriers to competing bids, including the $59 million termination fee. The complaints request preliminary and permanent injunctive relief against consummation of the merger, rescission of the merger in the event it is consummated, monetary damages and an award of attorneys' fees. IBP believes that the actions are without merit and intends to contest the actions vigorously.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit

            (e)(1) Excerpts from the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 20, 2000.




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            (e)(2) Excerpts from the Company's Preliminary Proxy Statement filed with the Commission on November 28, 2000.

      This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including, but not limited to, prices of live cattle, live hogs, raw materials and supplies, product pricing, the cost of compliance with environmental and health standards, general business, economic, market and financial conditions, actions of domestic and foreign governments and other risks described from time to time in the Company's reports with the Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.











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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 22, 2000              IBP, inc.



                                      By:  /s/ Larry Shipley
                                         --------------------------------
                                         Name:   Larry Shipley
                                         Title:  Chief Financial Officer


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                                  EXHIBIT INDEX


Exhibit

(e)(1) Excerpts from the Company's Proxy Statement for the Annual Meeting of Shareholders held on April 20, 2000.

(e)(2) Excerpts from the Company's Preliminary Proxy Statement filed with the Commission on November 28, 2000.